



Earl Patrick Cole · 3rd in

CEO | Founder | Innovator | Producer | Advocate

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

The SMART Tire Company

University of Southern California

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Experience

Co-Founder & CEO
The SMART Tire Company
Sep 2020 – Present · 9 mos
Los Angeles, California, United States

Proprietary technologies for the electric mobility, aerospace, trucking and transportation industries, using advanced materials and innovative design. Private company in partnership with NASA.

> **TechCrunch - Startup founded by 'Survivor'...**

Consultant
Stanford Seed
2020 – Present · 1 yr
Stanford, California, United States

Seed is a Stanford Graduate School of Business-led initiative that's working to end the cycle of global poverty. The Stanford Institute for Innovation in Developing Economies, partners and consults with entrepreneurs in emerging markets to build thriving enterprises that transform lives.   ...see more

Perthes Kids Foundation



13 yrs 9 mos

Founder & Chairman of the Board
Mar 2015 – Present · 6 yrs 3 mos
Greater Los Angeles Area

Established the first national nonprofit health organization (501c3) to support children and families affected by Legg-Calvé-Perthes disease, a rare form of osteonecrosis (5 out of every 100,000 kids diagnosed) that makes it painful to walk, run, or even play, like most children.

...see more

Executive Director
Jul 2013 – Present · 7 yrs 11 mos

Created Camp Perthes in 2013, a summer camp program for kids and volunteers diagnosed with Perthes disease, that has expanded internationally serving hundreds of families every year, around the globe, with locations/partners in the USA, Australia, UK, Spain, Italy, Colombia, Argentina, South Africa, India & Japan.

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University of Washington - Michael G. Foster School of Business
1 yr

Mentor, Master of Science in Entrepreneurship (Graduate Program)
2020 – Present · 1 yr
Seattle, Washington, United States

Judge, Buerk Center for Entrepreneurship, Dempsey Startup Competition
2020 – Present · 1 yr

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California State Ambassador
National Organization for Rare Disorders
2019 – Present · 2 yrs
Washington D.C. Metro Area

Official liaison between NORD and the state of California (state agencies, policy-makers and legislators), working towards improving the quality of life of patients and their families.

Responsible for leading and building a strong grassroots network of rare disease a...see more

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Education



University of Southern California
Doctoral Candidate, USC Rossier School (Ed.D), Organizational Change and Leadership (deferred)



Stanford University Graduate School of Business
Executive Program for Nonprofit Leaders (EPNL), Entrepreneurship and Social Innovation



Massachusetts Institute of Technology
Executive Education, Sloan School of Management / Computer Science and Artificial Intelligence Lab, Artificial Intelligence and Implications for Business Strategy

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Licenses & certifications





Blockchain: Beyond the Basics
LinkedIn
Issued Apr 2018 · No Expiration Date



Global Strategy
LinkedIn
Issued Sep 2017 · No Expiration Date



Business and Impact Planning for Social Enterprises, edx
Massachusetts Institute of Technology

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Volunteer experience

Team Advisor (IdeaLab)
Rochester Institute of Technology
Aug 2019 – Aug 2020 · 1 yr 1 mo
Science and Technology

Leadership Council Member
National Small Business Association
2020 – Present · 1 yr
Economic Empowerment

Scientific Advisory Board
Rare Disease Ghana Initiative
2019 – Present · 2 yrs

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